UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of February 16, 2021

Commission File Number 333-252215

Technip Energies N.V.
(Translation of registrant's name into English)

6 Allée de l’Arche
Faubourg de l’Arche
ZAC Danton
92400 Courbevoie
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Technip Energies N.V.

On February 9, 2021, Technip Energies N.V. (the “Company”) published a prospectus dated as of even date (the “Listing Prospectus”), prepared and disseminated by the Company pursuant to applicable European Union and Dutch laws and regulations, in relation to the listing and the first admission to trading on the regulated market of the Euronext Paris stock exchange of the Company’s ordinary shares with a par value of EUR 0.01 each.

A copy of the Listing Prospectus is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2021

TECHNIP ENERGIES N.V.
By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Listing Prospectus dated February 9, 2021